Exhibit 99.1

Freeline Announces Updated Development Plan and Timelines for FLT190 for People with Fabry Disease

Company to progress to second dose cohort in the MARVEL-1 study immediately,

with first patient dosing expected in mid-2022

LONDON, March 24, 2022 (GLOBE NEWSWIRE) – Freeline Therapeutics Holdings plc (Nasdaq: FRLN) (the “Company” or “Freeline”), today announced an updated clinical development plan and timelines for FLT190 for people with Fabry disease, a rare, inherited lysosomal storage disorder resulting in cell abnormalities and organ dysfunction that affect small blood vessels, tissues and organs including skin, kidneys, heart, and the nervous system. The Company will proceed immediately to the second dose cohort (1.5e12 vg/kg) in the MARVEL-1 dose escalation study, with the first patient expected to be dosed in mid-2022.

Previous plans to dose an additional patient in the first cohort (7.5e11 vg/kg) have been revised based on a thorough review of the pre-clinical data and the clinical efficacy and safety data for the first and second patients in the MARVEL-1 study, which now extend two years and nine months, respectively. Freeline presented the results of this data review to the independent Data Monitoring Committee (DMC) of the MARVEL-1 study, which supports accelerated progression to the second dose cohort.

“The consistency of the data, including the additional safety and efficacy data collected since our last update, and the feedback from DMC and regulatory authorities reinforce our confidence about proceeding to the second dose level without dosing a third patient at the lowest dose. We are also exploring potential options to further accelerate dosing based on the safety and efficacy data from this next patient,” said Pamela Foulds, MD, Chief Medical Officer of Freeline. “We are very excited about the opportunity to advance the development of our potentially life-changing gene therapy for people living with Fabry disease.”

“Strong execution on our clinical programs has been a key pillar of delivering on our commitment to bring life-changing medicines to patients,” said Michael Parini, Chief Executive Officer of Freeline. “The progress being made in our FLT190 program under the leadership of our Chief Medical Officer Dr. Pamela Foulds is energizing and consistent with the culture we have instilled in this new version of Freeline to unlock the value of our promising clinical candidates.”

Freeline plans to provide an update on its Fabry program in the second half of 2022.  The Company will report full-year 2021 financial results and provide a more complete update on business highlights on March 31, 2022.

About Freeline Therapeutics Holdings plc

Freeline is a clinical-stage biotechnology company developing transformative adeno-associated virus (“AAV”) vector-mediated systemic gene therapies. The Company is dedicated to improving patient lives through innovative, one-time treatments that provide functional cures for inherited systemic debilitating diseases. Freeline uses its proprietary, rationally designed AAV vector, along with novel promoters and transgenes, to deliver a functional copy of a therapeutic gene into human liver cells, thereby expressing a persistent functional level of the missing or dysfunctional protein into the patient’s bloodstream. The Company’s integrated gene therapy platform includes in-house capabilities in research, clinical development, manufacturing, and commercialization. The Company has clinical programs in Hemophilia B, Fabry disease, and Gaucher disease Type 1. Freeline is headquartered in the UK and has operations in Germany and the US.

About Fabry Disease

Fabry disease is a genetic lysosomal disease that leads to a deficiency in α-galactosidase A (α-Gal A), which is a key enzyme needed to break down a fatty substance called globotriaosylceramide (Gb3) and lyso-Gb3. Without the enzyme, this fatty substance builds up throughout the body, affecting tissues and organs including skin, kidneys, heart, and the nervous system. Freeline is currently focused on classic Fabry disease where patients have little to no functional α-Gal A enzyme. The current standard of care is lifelong intravenous infusions of enzyme replacement therapy (ERT) or pharmacological chaperone therapy (PCT). Certain treatments can carry a significant burden on the patient. The aim of Freeline’s investigational gene therapy program is to deliver a one-time treatment of a long-lasting gene therapy that will provide a sustained, therapeutically relevant level of α-Gal A that the Company believes would eliminate the need for ERT or PCT.

About FLT190 for Fabry Disease

FLT190 is an investigational AAV gene therapy in development as a potential treatment for patients with Fabry disease. FLT190 consists of a potent, rationally designed capsid (AAVS3) containing an expression cassette with a codon-optimized human α-Gal A cDNA under the control of a liver-specific promoter. The Company’s current MARVEL-1 Phase 1/2 dose-finding trial is evaluating the potential safety and efficacy of FLT190 in Fabry patients, who often have pre-existing cardiac manifestations due to underlying substrate accumulation and disease progression in the heart. The treatment is administered by intravenous infusion that lasts approximately one hour and does not require the patient to undergo stem cell harvest or conditioning with chemotherapy.

Forward-Looking Statements

This press release may contain statements that constitute “forward-looking statements” as that term is defined in the United States Private Securities Litigation Reform Act of 1995, including statements that express the Company’s opinions, expectations, beliefs, plans, objectives, assumptions or projections regarding future events or future results, in contrast with statements that reflect historical facts. Examples include, among other topics, statements that the first patient in the second dose cohort of the Company’s Phase 1/2 MARVEL-1 clinical trial of FLT190 is expected to be dosed in mid-2022, regarding the potential to further accelerate dosing based on the safety and efficacy data from this next patient, regarding FLT190’s potential to be a life-changing gene therapy for people living with Fabry disease and that the Company plans to provide an update on its Fabry program in the second half of 2022. In some cases, you can identify such forward-looking statements by terminology such as “anticipate,” “intend,” “believe,” “estimate,” “plan,” “seek,” “project” or “expect,” “may,” “will,” “would,” “could” or “should,” the negative of these terms or similar expressions. Forward-looking statements are based on management’s current beliefs and assumptions and on information currently available to the Company, and you should not place undue reliance on such statements. Forward-looking statements are subject to many risks and uncertainties, including the Company’s recurring losses from operations; the uncertainties inherent in research and development of the Company’s product candidates, including statements regarding the timing of initiation, completion and the outcome of clinical studies or trials and related preparatory work and regulatory review, regulatory submission dates, regulatory approval dates and/or launch dates, as well as risks associated with preclinical and clinical data, including the possibility of unfavorable new preclinical, clinical or safety data and further analyses of existing preclinical, clinical or safety data; the Company’s ability to design and implement successful clinical trials for its product candidates; the recent departures of a number of executive officers of the Company, and the Company’s ability to fill open positions, implement an orderly transition process and retain key talent; whether the Company’s cash resources will be sufficient to fund the Company’s foreseeable and unforeseeable operating expenses and capital expenditure requirements for the Company’s expected timeline; the potential for a pandemic, epidemic or outbreak of infectious diseases in the US, UK or EU, including the COVID-19 pandemic, to disrupt and delay the

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Company’s clinical trial pipeline; the Company’s failure to demonstrate the safety and efficacy of its product candidates; the fact that results obtained in earlier stage clinical testing may not be indicative of results in future clinical trials; the Company’s ability to enroll patients in clinical trials for its product candidates; the possibility that one or more of the Company’s product candidates may cause serious adverse, undesirable or unacceptable side effects or have other properties that could delay or prevent their regulatory approval or limit their commercial potential; the Company’s ability to obtain and maintain regulatory approval of its product candidates; the Company’s limited manufacturing experience, which could result in delays in the development, regulatory approval or commercialization of its product candidates; and the Company’s ability to identify or discover additional product candidates, or failure to capitalize on programs or product candidates. Such risks and uncertainties may cause the statements to be inaccurate and readers are cautioned not to place undue reliance on such statements. The Company cannot guarantee that any forward-looking statement will be realized. Should known or unknown risks or uncertainties materialize or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated, or projected. Investors are cautioned not to put undue reliance on forward-looking statements. A further list and description of risks, uncertainties and other matters can be found in the Company’s prospectus supplement to be filed with the SEC, including the documents incorporated by reference therein, which include the Company’s Annual Report on Form 20-F filed with the SEC on March 31, 2021 and the Company’s other periodic reports filed with the SEC. Many of these risks are outside of the Company’s control and could cause its actual results to differ materially from those it thought would occur. The forward-looking statements included in this press release are made only as of the date hereof. The Company does not undertake, and specifically declines, any obligation to update any such statements or to publicly announce the results of any revisions to any such statements to reflect future events or developments, except as required by law. For further information, please reference the Company’s reports and documents filed with the SEC. You may review these documents by visiting EDGAR on the SEC website at www.sec.gov.

IR Contact:

investor@freeline.life

Media Contact:

Arne Naeveke, PhD

Vice President, Head of Corporate Communications

arne.naeveke@freeline.life

+1 617 312 2521

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